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                  May 20, 2022

       N. Anthony Coles, M.D.
       Chief Executive Officer
       Cerevel Therapeutics Holdings, Inc.
       222 Jacobs Street, Suite 200
       Cambridge, MA 02141

                                                        Re: Cerevel
Therapeutics Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 10, 2022
                                                            File No. 333-264812

       Dear Dr. Coles:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Michael Davis at 202-551-4385 or Christopher Edwards at 202-551-
       6761 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Life Sciences
       cc:                                              Arthur R. McGivern